Monthly Report - April, 2022

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,653,598        9,979,862
Change in unrealized gain (loss) on open              121,592        2,658,519
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (541)
      obligations
   Change in unrealized gain (loss) from U.S.        (73,707)        (187,774)
      Treasury obligations
Interest Income (Expense)		               57,865          123,153
Foreign exchange gain (loss) on margin deposits      (45,681)         (79,509)
				                 ------------    -------------
Total: Income 				            5,713,667       12,493,710

Expenses:
   Brokerage commissions 		              362,455        1,383,915
   Management fee 			               42,203          157,971
   20.0% New Trading Profit Share 	              251,541          285,412
   Custody fees 		       	                  721            7,433
   Administrative expense 	       	               67,433          266,275
					         ------------    -------------
Total: Expenses 		                      724,353        2,101,006
Net Income(Loss)			   $        4,989,314       10,392,704
for April, 2022

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (81,404.317    $     2,660,856    102,846,806    105,507,662
units) at March 31, 2022
Addition of 		 	             40         24,853         24,893
10.501 units on April 1, 2022
Redemption of 		 	              0      (686,143)      (686,143)
(568.647) units on  April 30, 2022*
Net Income (Loss)               $       141,331      4,847,983      4,989,314
for April, 2022
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2022
(80,877.079 units inclusive
of 30.908 additional units) 	      2,802,227    107,033,499    109,835,726
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2022 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    4.80% 	     9.99%  $  1,180.13	   62,667.477 $    73,955,821
Series 3    4.14% 	    10.26%  $  1,849.41	   10,279.569 $    19,011,133
Series 4    5.31% 	    12.09%  $  2,501.07	    4,080.856 $    10,206,517
Series 5    4.10% 	     9.81%  $  1,730.83	    3,849.177 $     6,662,255

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY  10036




					May 14, 2022

Dear Investor:

Gains from trading foreign exchange forwards, commodity futures and, to a lesser extent, equity futures. On the other hand, trading of interest rate futures was unprofitable. Throughout the month investors focused more and more on the growth dampening impacts of: inflation; an increasingly hawkish monetary policy stance from global central banks led by the Federal Reserve; China's economic slowdown due to the expanding COVID-19 lockdown strategy on top of a property sector collapse; and Russia's war on Ukraine and broadening sanctions.

Since the war in Ukraine is expected to have a much greater negative impact on European growth than U.S. growth and since the Fed is likely to remain more hawkish than the ECB, long U.S. dollar positions against the Euro and Swiss franc were profitable. A long dollar trade versus the Japanese yen was profitable too as the Bank of Japan continued to pursue an expansive monetary policy at the same time that the Federal Reserve was becoming decidedly more restrictive. As commodity prices stabilized somewhat, albeit at high levels, long U.S. dollar trades versus several commodity currencies such as the Aussie dollar, Canadian dollar, South African rand and Norwegian krone also posted gains. A long U.S. dollar/short Singapore dollar trade was profitable too.
On the other hand, short dollar positions against the Brazilian real, British pound, New Zealand dollar and Polish zloty were slightly unprofitable.

Energy prices were volatile during the month as concerns about supply limitations, particularly from Russia and Iran, on the one hand confronted demand worries due to slowing growth, especially in China, on the other. On balance, long positions in natural gas, Brent crude, WTI crude, RBOB gasoline and heating oil were profitable.

Trading of grain futures was profitable. A long soybean oil position was particularly profitable in the wake of news that Indonesia banned exports of palm oil in a bid to ensure domestic supply. Both palm oil and soybean oil are used for cooking as well as food preparation, and are in high demand as substitutes for sunflower oil, a commodity whose supply has been negatively impacted by the ongoing Russian war on Ukraine. Long positions in corn and soybeans were also profitable. On the other hand, trading of wheat and soybean meal posted small losses.

The slowing growth outlook, rising interest rates and a rising dollar weighed on metal prices. Short positions in silver, gold and copper were profitable, while a long aluminum position registered a partially offsetting loss.

Against the background of slowing growth, rising interest rates, war uncertainties and slowing earnings, global equity markets declined sharply, volatility increased and trading of equity futures was mixed though fractionally profitable. Short positions in Brazilian, Korean, Japanese, British, EAFE and emerging market index futures posted gains. Trading in U.S. equity futures was also marginally profitable. On the other hand, a short
VIX index position and a long Canadian stock index futures position produced partially offsetting losses.

With global central banks led by the Federal Reserve attacking rising inflation, interest rates climbed sharply during April, with trading turning increasingly volatile during the second half of the month. Long positions in German, British, Italian, and Australian note and bond futures were unprofitable. On the other hand, short positions in short-term European, U.S., Canadian and Australian interest rate futures posted partially offsetting gains.



   				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman